UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Enrico Marini Fichera

HNA Investment Management LLC

2 World Financial Center

Suite 36001, 225 Liberty Street

New York, NY 10281

(917) 930-0206

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 756764106

1	NAMES OF REPORTING PERSONS HNA Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,987,343*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,987,343*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,987,343*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* Comprises shares to which HNA Investment Management LLC has been given sole voting and dispositive power, as described below.

** This calculation is based on 19,934,378 shares of Common Stock, par value $0.01 per share, outstanding as of May 4, 2015, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 filed with the Securities and Exchange Commission on May 8, 2015.

CUSIP No. 756764106

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Red Lion Hotels Corporation, a corporation organized under the laws of the State of Washington (the “Issuer”). The address of the principal executive offices of the Issuer is 201 W. North River Drive, Suite 100, Spokane, Washington.

Item 2.	Identity and Background.

(a), (b), (c) and (f): This statement is filed by HNA Investment Management LLC (the “Manager”). The shares of Common Stock beneficially owned by the Manager are held directly by HNA RLH Investments LLC (“HNA RLH”), which has contractually delegated all authority to acquire, vote and dispose of the Common Stock to the Manager and thereby fully transferred to the Manager its beneficial ownership of the Common Stock.

HNA RLH is a wholly-owned subsidiary of HNA Group Co., Ltd. (“HNA Group”), a holding company, based in Haikou and Beijing, China, whose diversified businesses span airport services, air transportation, real estate, hospitality, travel services, retail, financial services, media, information technology, logistics and transportation.

The Manager is controlled by its five members (the “Members”): Cong Xiong, Hao Wang, Chao Chen, Xiao Feng Chen, and Enrico Marini Fichera. Each of the Members is currently an employee of HNA Group or one of its subsidiaries and has particular responsibility and authority in respect of the HNA Group’s investment activities in the United States. Voting and investment decisions involving the Common Stock require the approval of a majority of the Members, none of whom individually have the power to vote or dispose of the Common Stock. Members may only be removed or replaced by a majority vote of the other Members and may not be removed by HNA Group or HNA RLH.

(d) During the last five years, neither the Manager nor any of its Members has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Manager, nor any of its Members has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The 2,987,343 shares of Common Stock were purchased using cash on hand of the HNA Group and its affiliates.

Item 4.	Purpose of Transaction.

The Manager elected to acquire the Common Stock as a strategic investment because the Issuer operates in segments complementary to the HNA Group’s hospitality business. The Manager may acquire additional Common Stock on behalf of HNA RLH, through open market purchases, privately negotiated transactions or otherwise, up to the limit permitted by the Investor Agreement described below. The Manager intends to review the investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, to (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, directly from the Issuer (whether for cash or other assets) or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in Item 4.

The foregoing disclosure is qualified in its entirety by reference to the disclosure in Item 6 and the full text of the Investor Agreement, dated as of June 15, 2015, between the Manager, HNA RLH and the Issuer (the “Investor Agreement”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The Manager may in the future engage in conversations with the Issuer, other stockholders and/or other security holders with respect to this matter or other transactions or changes in governance, management or the Board of Directors of the Issuer and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The Manager holds the power to vote, or to direct the vote, and to dispose, or to direct the disposition, with respect to 2,987,343 shares of Common Stock, representing approximately 15.0% of the Common Stock issued and outstanding. The shares are owned directly by HNA RLH, who has transferred beneficially ownership to the Manager as described in Item 2 above.

(c) The 2,987,343 shares of Common Stock were acquired by the Manager, on behalf of HNA RLH, in a private transaction on June 15, 2015 at a price of $7.00 per share. Neither the Manager, nor the HNA Group nor any subsidiary of the HNA Group has made other purchases of Common Stock in the 60 days prior to the filing of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 15, 2015, the Manager, HNA RLH and the Issuer entered into the Investor Agreement, pursuant to which the parties agreed to the following:

(i) HNA RLH together with its affiliates would acquire no more than 30% of the outstanding Common Stock; and

(ii) the Issuer will appoint an individual designated by the Manager, on behalf of HNA RLH, to its board of directors.

The Investor Agreement is attached hereto as Exhibit 99.1, and its contents are incorporated herein by reference.

On June 15, 2015, HNA RLH entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer agreed to grant to HNA RLH and its affiliates certain “demand” and “piggyback” registration rights in respect of the Common Stock they hold. The Manager, on behalf of HNA RLH, can exercise these rights beginning one year after the date of the acquisition or earlier upon the occurrence of certain events.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to this Schedule 13D.

Exhibit No.	Description

Exhibit 99.1	Investor Agreement, dated as of June 15, 2015, between the Manager, HNA RLH and the Issuer

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2015

HNA INVESTMENT MANAGEMENT LLC

By:	/s/ Enrico Marini Fichera
Name:	Enrico Marini Fichera
Title:	Manager